UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

CLAYTON WILLIAMS ENERGY, INC.

(Name of Issuer)

Common Stock, $0.10 par value

(Title of Class of Securities)

969490101

(CUSIP Number)

Monica J. Shilling

Proskauer Rose LLP

2049 Century Park East, Suite 3200

Los Angeles, California 90067

Tel: (310) 557-2900

Fax: (310) 557-2193

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 12, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 969490101

1.	Names of Reporting Persons AF IV Energy AIV B1, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,011,481 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,011,481 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,011,481 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.9% (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 969490101

1.	Names of Reporting Persons AF IV (U), L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 643,247 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 643,247 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 643,247 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.0% (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 969490101

1.	Names of Reporting Persons Ares Management LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,130,387 (See Item 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,130,387 (See Item 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,130,387 (See Item 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 21.7% (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 969490101

1.	Names of Reporting Persons Ares Management Holdings L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,130,387 (See Item 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,130,387 (See Item 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,130,387 (See Item 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 21.7% (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 969490101

1.	Names of Reporting Persons Ares Holdco LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,130,387 (See Item 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,130,387 (See Item 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,130,387 (See Item 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 21.7% (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 969490101

1.	Names of Reporting Persons Ares Holdings Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,130,387 (See Item 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,130,387 (See Item 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,130,387 (See Item 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 21.7% (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 969490101

1.	Names of Reporting Persons Ares Management, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,130,387 (See Item 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,130,387 (See Item 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,130,387 (See Item 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 21.7% (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 969490101

1.	Names of Reporting Persons Ares Management GP LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,130,387 (See Item 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,130,387 (See Item 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,130,387 (See Item 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 21.7% (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 969490101

1.	Names of Reporting Persons Ares Partners Holdco LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,130,387 (See Item 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,130,387 (See Item 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,130,387 (See Item 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 21.7% (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

Item 1.                             Security and Issuer

This Amendment No. 3 (“Amendment No. 3”) to the statement on Schedule 13D amends and supplements the statement on Schedule 13D filed by the Reporting Persons (as defined below) on March 24, 2016, as amended by Amendment No. 1 filed by the Reporting Persons on April 5, 2016 and Amendment No. 2 filed by the Reporting Persons on April 7, 2016 (as amended, the “Original Schedule 13D” and, together with this Amendment No. 3, the “Schedule 13D”), and relates to the common stock, $0.10 par value per share (the “Common Stock”) of Clayton Williams Energy, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 6 Desta Drive, Suite 6500, Midland, Texas 79705-5510.

Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported on the Original Schedule 13D. Capitalized terms used but not otherwise defined in this Amendment No. 3 shall have the meanings ascribed to them in the Original Schedule 13D.

Item 3.                             Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended to add the following:

Between May 11, 2016 and May 13, 2016 the Purchasers purchased an aggregate of 515,405 shares of Common Stock in the open market for an aggregate purchase price of approximately $9,266,500, including brokerage commissions. The purchase of such shares of Common Stock in the open market was financed with cash on hand from contributions of partners of the Purchasers. Below is a table identifying each purchase made during that period:

Date of Transaction	Ares Investment Vehicle	Shares Purchased	Price per Share(*)	Aggregate Purchase Price
May 11, 2016	AF IV Energy AIV A1, L.P.	13,520	$16.4015	$221,748.28
May 11, 2016	AF IV Energy AIV A2, L.P.	2,471	$16.4015	$40,528.11
May 11, 2016	AF IV Energy AIV A3, L.P.	15,042	$16.4015	$246,711.36
May 11, 2016	AF IV Energy AIV A4, L.P.	14,745	$16.4015	$241,840.12
May 11, 2016	AF IV Energy AIV A5, L.P.	14,797	$16.4015	$242,693.00
May 11, 2016	AF IV Energy AIV A6, L.P.	15,042	$16.4015	$246,711.36
May 11, 2016	AF IV Energy AIV A7, L.P.	7,447	$16.4015	$122,141.97
May 11, 2016	AF IV Energy AIV B1, L.P.	56,936	$16.4015	$933,835.80
May 12, 2016	AF IV Energy AIV A1, L.P.	20,145	$17.8130	$358,842.89
May 12, 2016	AF IV Energy AIV A2, L.P.	3,682	$17.8130	$65,587.47
May 12, 2016	AF IV Energy AIV A3, L.P.	22,413	$17.8130	$399,242.77
May 12, 2016	AF IV Energy AIV A4, L.P.	21,970	$17.8130	$391,351.61
May 12, 2016	AF IV Energy AIV A5, L.P.	22,047	$17.8130	$392,723.21
May 12, 2016	AF IV Energy AIV A6, L.P.	22,413	$17.8130	$399,242.77
May 12, 2016	AF IV Energy AIV A7, L.P.	11,096	$17.8130	$197,653.05
May 12, 2016	AF IV Energy AIV B1, L.P.	84,834	$17.8130	$1,511,148.04
May 13, 2016	AF IV Energy AIV A1, L.P.	16,108	$19.4181	$312,786.75
May 13, 2016	AF IV Energy AIV A2, L.P.	2,944	$19.4181	$57,166.89
May 13, 2016	AF IV Energy AIV A3, L.P.	17,923	$19.4181	$348,030.61
May 13, 2016	AF IV Energy AIV A4, L.P.	17,568	$19.4181	$341,137.18
May 13, 2016	AF IV Energy AIV A5, L.P.	17,630	$19.4181	$342,341.10
May 13, 2016	AF IV Energy AIV A6, L.P.	17,923	$19.4181	$348,030.61
May 13, 2016	AF IV Energy AIV A7, L.P.	8,872	$19.4181	$172,277.38
May 13, 2016	AF IV Energy AIV B1, L.P.	67,837	$19.4181	$1,317,265.65

*The price per share of Common Stock reported in the table above is a weighted average price. The shares of Common Stock were purchased in multiple transactions at prices ranging from: $15.3800 to $17.5000, inclusive (May 11, 2016), $17.3400 to $18.3700, inclusive (May 12, 2016) and $18.3000 to $19.9800, inclusive (May 13, 2016). The undersigned undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in the table above.

Item 4.                             Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended to add the following:

The Purchasers acquired the shares of Common Stock reported in this Amendment No. 3, and currently hold such shares of Common Stock, for investment purposes.

Item 5.                             Interest in Securities of the Issuer

Item 5(a) of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a)         Aggregate number and percentage of securities.

Ares Management LLC manages the following investment vehicles (the “Purchasers”) that, as of the date hereof, hold Warrants to purchase an aggregate of up to 2,251,364 shares of Common Stock, subject to certain adjustments provided in the Warrants, and are the record holders of an aggregate of 879,023 shares of Common Stock, in the individual amounts noted below:

Ares Investment Vehicle	Aggregate number of shares of Common Stock issuable upon the exercise of the Warrants	Shares of Common Stock Owned of Record
AF IV Energy AIV A1, L.P.	155,294	84,887
AF IV Energy AIV A2, L.P.	28,385	15,515
AF IV Energy AIV A3, L.P.	172,787	94,448
AF IV Energy AIV A4, L.P.	169,366	92,579
AF IV Energy AIV A5, L.P.	169,964	92,905
AF IV Energy AIV A6, L.P.	172,787	94,448
AF IV Energy AIV A7, L.P.	85,538	46,756
AF IV Energy AIV B1, L.P.	653,996	357,485
AF IV (U), L.P.	643,247	—

The shares of Common Stock beneficially owned by AF IV Energy AIV B1, L.P. and AF IV (U), L.P., including the shares issuable upon exercise of the Warrants, represent approximately 7.9% and 5.0% of the shares of Common Stock outstanding, respectively. None of the shares of Common Stock beneficially owned by any other Purchaser represent 5.0% or more of shares of Common Stock outstanding. Each of the Reporting Persons, as a result of the relationships described in Item 2, may be deemed to directly or indirectly beneficially own the shares of Common Stock issuable upon exercise of the Warrants reported on the cover pages to this Amendment No. 3 for such Reporting Person.

See also items 11 and 13 of the cover pages to this Amendment No. 3, and Item 2 of, the Schedule 13D for the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons, that include 2,251,364 shares of Common Stock issuable upon exercise of the Warrants. The ownership percentages reported in the Schedule 13D are based on an aggregate of 12,169,536 shares of Common Stock outstanding as of May 6, 2016 as reported in the Issuer’s Quarterly Report on Form 10-Q filed on May 9, 2016.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 13, 2016

AF IV ENERGY AIV B1, L.P.

/s/ Naseem Sagati
	By:	Naseem Sagati
	Its:	Authorized Signatory

AF IV (U), L.P.

By:	ARES MANAGEMENT LLC,
Its Manager

/s/ Naseem Sagati
	By:	Naseem Sagati
	Its:	Authorized Signatory

ARES MANAGEMENT LLC

/s/ Naseem Sagati
By:	Naseem Sagati
Its:	Authorized Signatory

ARES MANAGEMENT HOLDINGS L.P.

By:	ARES HOLDCO LLC
Its General Partner

/s/ Naseem Sagati
	By:	Naseem Sagati
	Its:	Authorized Signatory

ARES HOLDCO LLC

/s/ Naseem Sagati
By:	Naseem Sagati
Its:	Authorized Signatory

ARES HOLDINGS INC.

/s/ Naseem Sagati
By:	Naseem Sagati
Its:	Authorized Signatory

ARES MANAGEMENT, L.P.

By:	ARES MANAGEMENT GP LLC
Its General Partner

/s/ Naseem Sagati
	By:	Naseem Sagati
	Its:	Authorized Signatory

ARES MANAGEMENT GP LLC

/s/ Naseem Sagati
By:	Naseem Sagati
Its:	Authorized Signatory

ARES PARTNERS HOLDCO LLC

/s/ Naseem Sagati
By:	Naseem Sagati
Its:	Authorized Signatory